United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 1-12260

Coca-Cola FEMSA, S.A.B. de C.V.

(Exact name of the Registrant as specified in the charter)

Calle Mario Pani No. 100,

Santa Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348, Ciudad de México,

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations for the nine months ended September 30, 2019.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2018 (File No. 001-12260), filed with the U.S. Securities and Exchange Commission on April 12, 2019.

-i-

FORWARD-LOOKING INFORMATION

Some of the information contained or incorporated by reference in this report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to:

•	effects on our company from changes in our relationship with The Coca-Cola Company;

•	fluctuation in the prices of raw materials;

•	competition;

•	significant developments in Mexico, Central and South America;

•	fluctuation in currency exchange and interest rates;

•	our ability to implement our business expansion strategy, including our ability to successfully integrate mergers and acquisitions we have completed in recent years; and

•

economic or political conditions or changes in our regulatory or legal environment, including the impact of existing laws and regulations, changes thereto or the imposition of new taxes, environmental, health, energy, foreign investment and/or antitrust laws or regulations impacting our business, activities and investments.

Forward-looking statements involve inherent risks and uncertainties. We caution you not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Some of these factors are discussed under “Risk Factors” in our most recent annual report on Form 20-F and include economic and political conditions and government policies in the countries in which we operate, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

PRESENTATION OF INFORMATION

Certain Defined Terms

The terms “Coca-Cola FEMSA,” “our company,” “we,” “us” and “our,” are used in this report to refer to Coca-Cola FEMSA, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis.

Currency

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables are presented solely for convenience. This report contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations, or any other currency translations included herein, as representations that the Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps. 19.7420 to U.S. $1.00, which was the noon buying rate for Mexican pesos per U.S. dollar as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates for September 30, 2019.

Rounding

Certain figures included in this report have been rounded for ease of presentation. Percentage figures included in this report have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

OPERATING AND FINANCIAL REVIEW – NINE MONTHS ENDED SEPTEMBER 30, 2019

The following is a summary and discussion of our unaudited interim condensed consolidated financial information as of September 30, 2019 and for the nine month periods ended September 30, 2019 and 2018. The following tables and discussion should be read in conjunction with our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2018.

In the opinion of our management, the unaudited interim condensed consolidated financial information discussed below is prepared in compliance with International Accounting Standards 34, Interim Financial Statements (“IAS 34”) and includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board made in our audited annual consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2018, except for those adjustments related to IFRS 16 – “Leases” (“IFRS 16”), which we adopted beginning on January 1, 2019. For further information, see note 2.4.1 to our unaudited interim condensed consolidated financial statements as of September 30, 2019 and for the nine month periods ended September 30, 2019 and 2018 (the “Interim Financial Statements”) attached to this Form 6-K as Exhibit 99.1.

Interim Condensed Consolidated Financial Data

	For the nine months ended September 30,
	2019(1)(2)		2019(2)	2018 (3)(4)
	(in millions, except percentages)
Income Statement Data:
Total revenues	US$	7,218	Ps. 142,504	Ps. 130,577
Cost of goods sold		3,952	78,030	70,427

Gross profit		3,266	64,474	60,150
Administrative expenses		328	6,485	5,942
Selling expenses		1,923	37,944	36,283
Other income		64	1,261	407
Other expenses		113	2,230	1,244
Interest expense		265	5,235	5,461
Interest income		46	907	702
Foreign exchange loss (gain), net		8	166	(52)
(Gain) on monetary position for subsidiaries in hyperinflationary economies		(4)	(78)	(117)
Market value loss on financial instruments		8	150	246

Income before income taxes from continuing operations and share of profit in equity accounted investees		735	14,510	12,252
Income taxes		200	3,953	3,773
Share of the loss of equity accounted investees, net of taxes		(5)	(95)	(161)

Net income for continuing operations		530	10,462	8,318
Net income for discontinued operations		—	—	576

Consolidated net income		530	10,462	8,894
Attributable to:
Equity holders of the parent for continuing operations		511	10,095	7,877
Equity holders of the parent for discontinued operations		—	—	324
Non-controlling interest for continuing operations		19	367	441
Non-controlling interest for discontinued operations		—	—	252

Consolidated net income		530	10,462	8,894
Ratio to Revenues (%)
Gross profit margin		45.2	45.2	46.1
Net income margin		7.3	7.3	6.8

	September 30, 2019(1)(2)		As of September 30, 2019(2)	December 31, 2018(3)
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	US$	1,531	Ps. 30,230	Ps. 23,727
Accounts receivable, net, inventories, recoverable taxes, other current financial assets and other current assets		1,610	31,778	33,763

Total current assets		3,141	62,008	57,490
Investments in other entities		536	10,587	10,518
Rights of use assets		69	1,358	—
Property, plant and equipment, net		3,009	59,405	61,942
Intangible assets, net		5,697	112,464	116,804
Deferred tax assets, other non-current financial assets and other non-current assets		855	16,878	17,033

Total non-current assets		10,166	200,692	206,297

Total assets		13,307	262,700	263,787

Bank loans and notes payable		30	596	1,382
Current portion of non-current debt		816	16,103	10,222
Current portion of lease liabilities		24	471	—
Interest payable		50	993	497
Suppliers, accounts payable, taxes payable and other current financial liabilities		1,931	38,124	33,423

Total current liabilities		2,851	56,287	45,524
Bank loans and notes payable		3,030	59,821	70,201
Long-term lease liabilities		46	913	—
Post-employment and other non-current employee benefits, deferred tax liabilities, other non-current financial liabilities, provisions and other non-current liabilities		810	15,978	16,312

Total non-current liabilities		3,886	76,712	86,513

Total liabilities		6,737	132,999	132,037

Total equity		6,570	129,701	131,750
Equity attributable to equity holders of the parent		6,233	123,042	124,944
Non-controlling interest in consolidated subsidiaries		337	6,659	6,806

Total liabilities and equity		13,307	262,700	263,787

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 19.7420 to U.S.$1.00 solely for the convenience of the reader.
(2)	We initially adopted IFRS 16 on January 1, 2019 using the modified retrospective approach under which the comparative information is not restated.
(3)

Includes results of Alimentos y Bebidas Atlantida, S.A., or ABASA, and Comercializadora y Productora de Bebidas Los Volcanes, S.A., or Los Volcanes, consolidated since May 2018 and of Montevideo Refrescos S.R.L., or Monresa, consolidated since July 2018.

(4)	Revised to reflect the discontinued operations of Coca-Cola FEMSA Philippines, Inc.

Consolidated Results of Operations for the Nine Months Ended September 30, 2019 and 2018

As of January 1, 2019, we adopted IFRS 16 across all our business units. The impact of adopting IFRS 16 on our consolidated statement of financial position includes the recognition of a right-of-use asset measured at an amount equal to the lease liability at the adoption date. We have not restated prior periods to give effect to IFRS 16 because we elected the modified retrospective approach in our adoption of this new standard, so the comparison of our results of operations for the nine months ended September 30, 2019 with the corresponding period of the previous year is affected by the adoption of IFRS 16.

Consolidated Results

The comparability of our financial and operating performance in 2019 as compared to 2018 was affected by the following factors: (1) the ongoing integration of mergers, acquisitions, and divestitures completed in recent years, specifically the acquisitions in Guatemala and Uruguay in April and June 2018, respectively; (2) translation effects from fluctuations in exchange rates; and (3) our results in Argentina, which effective as of January 1, 2018 is considered a hyperinflationary economy. To translate the 2019 results of Argentina, we used the end-of-period exchange rate of 57.59 Argentine pesos per U.S. dollar. The depreciation of the Argentine peso relative to the U.S. dollar on September 30, 2019, as compared to the end-of-period exchange rate on September 30, 2018, was 39.6%. In addition, the average depreciation of currencies used in our main operations relative to the U.S. dollar in the nine months ended September 30, 2019, as compared to the same period in 2018, was: 7.9% for the Brazilian real, 1.1% for the Mexican peso, 12.2% for the Colombian peso and 14.6% for the Uruguayan peso.

Total Revenues. Our consolidated total revenues increased by 9.1% to Ps. 142,504 million in the nine months ended September 30, 2019 as compared to the same period in 2018, mainly as a result of price increases aligned with or above inflation and volume growth in key territories coupled with extraordinary operating revenues related to an entitlement to reclaim tax payments made in prior years in Brazil. These effects were partially offset by the depreciation of the Argentine peso, the Brazilian real and the Colombian peso, in each case as compared to the Mexican peso. On a comparable basis, excluding the effects that affect comparability mentioned above, total revenues would have increased by 11.0% in the nine months ended September 30, 2019, as compared to the same period in 2018, mainly as a result of an increase in the average price per unit case across our operations and volume growth in Brazil and Central America.

Total sales volume increased by 1.2% in the nine months ended September 30, 2019 as compared to the same period in 2018. On a comparable basis, total sales volume would have increased by 0.9% in the nine months ended September 30, 2019 as compared to the same period in 2018.

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In the nine months ended September 30, 2019, sales volume of our sparkling beverage portfolio increased by 1.7%, sales volume of our colas portfolio increased by 1.7%, while sales volume of our flavored sparkling beverage portfolio rose by 1.5%, in each case as compared to the same period in 2018. On a comparable basis, sales volume of our sparkling beverage portfolio would have increased by 1.2% in the nine months ended September 30, 2019 as compared to the same period in 2018, driven mainly by growth in Brazil. Sales volume of our colas portfolio would have increased by 1.1% in the nine months ended September 30, 2019 as compared to the same period in 2018, mainly due to volume growth in Brazil, and sales volume of our flavored sparkling beverages portfolio would have risen by 1.6% in the nine months ended September 30, 2019 as compared to the same period in 2018.

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Sales volume of our still beverage portfolio decreased by 0.6% in the nine months ended September 30, 2019, as compared to the same period in 2018. On a comparable basis, sales volume of our still beverage portfolio would have increased by 0.6% in the nine months ended September 30, 2019 as compared to the same period in 2018, driven by growth in Brazil, and Uruguay, which was partially offset by a volume decrease in Central America, Colombia and Mexico.

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Sales volume of our bottled water category, excluding bulk water, decreased by 2.2% in the nine months ended September 30, 2019, as compared to the same period in 2018. On a comparable basis, sales volume of our water portfolio would have decreased by 2.0% in the nine months ended September 30, 2019, as compared to the same period in 2018, as growth in Brazil, Central America and Uruguay was partially offset by a volume decrease in Colombia and Mexico.

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Sales volume of our bulk water category rose by 0.5% in the nine months ended September 30, 2019, as compared to the same period in 2018. On a comparable basis, sales volume of our bulk water portfolio would have increased by 0.7% in the nine months ended September 30, 2019, as compared to the same period in 2018, mainly as a result of volume growth in Brazil and Mexico, which was partially offset by a volume decrease in Central America and Colombia.

Consolidated average price per unit case increased by 6.0% to Ps. 52.32 in the nine months ended September 30, 2019, as compared to Ps. 49.34 in the same period in 2018, mainly as a result of pricing initiatives which were partially offset by the negative translation effect resulting from the depreciation of all of our operating currencies relative to the Mexican peso. On a comparable basis, average price per unit case would have increased by 8.1% in the nine months ended September 30, 2019 as compared to the same period in 2018, driven mainly by average price per unit case increases in local currency in Mexico and Brazil.

Gross Profit. Our gross profit increased by 7.2% to Ps. 64,474 million in the nine months ended September 30, 2019; with a gross margin decline of 90 basis points to reach 45.2% in the nine months ended September 30, 2019 as compared to the same period in 2018. On a comparable basis, our gross profit would have increased by 8.8% in the nine months ended September 30, 2019, as compared to the same period in 2018. Our pricing initiatives, together with more stable sweetener and PET prices were offset by: i) higher concentrate costs in Mexico; ii) higher concentrate costs in Brazil, resulting from the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone; and iii) the depreciation of the average exchange rate of all of our operating currencies as applied to our U.S. dollar-denominated raw material costs.

The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to our production facilities, wages and other labor costs associated with labor force employed at our production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in local currency, net of applicable taxes. Packaging materials, mainly PET resin and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

Administrative and Selling Expenses. Our administrative and selling expenses increased by 5.2% to Ps. 44,429 million in the nine months ended September 30, 2019 as compared to the same period in 2018. Our administrative and selling expenses as a percentage of total revenues decreased by 110 basis points to 31.2% in the nine months ended September 30, 2019 as compared to the same period in 2018, mainly as a result of labor and freight expense efficiencies, which were partially offset by the effects of unfavorable operating foreign exchange translations. In the nine months ended September 30, 2019, we continued investing across our territories to support marketplace execution, increase our cooler coverage, and bolster our returnable presentation base.

Other Expenses Net. We recorded other expenses net of Ps. 969 million in the nine months ended September 30, 2019 as compared to Ps. 837 million in the same period in 2018, mainly as a result of severance payments of Ps. 1,058 million related to the implementation of efficiency initiatives designed to create a leaner and more agile organization, partially offset by the tax actualization effect of tax reclaim proceeds received in Brazil.

Comprehensive Financing Result. The term “comprehensive financing result” refers to the combined financial effects of net interest expenses, net financial foreign exchange gains or losses, market value gains or losses on financial instruments, and net gains or losses on the monetary position of hyperinflationary countries where we operate. Net financial foreign exchange gains or losses represent the impact of changes in foreign exchange rates on financial assets or liabilities denominated in currencies other than local currencies. A financial foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever occurs first, and the date it is repaid or the end of the period, whichever occurs first, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

Comprehensive financing result in the nine months ended September 30, 2019 recorded an expense of Ps. 4,566 million as compared to an expense of Ps. 4,836 million in the same period in 2018. This 5.6% decrease was mainly driven by a 9.1% decrease in interest expense, net in the nine months ended September 30, 2019 as compared to the same period in 2018. This reduction in interest expense, net, was primarily a result of the reduction of interest expense driven by the maturity and repayment during 2018 of a U.S. dollar denominated bond. In addition, the reduction of interest expense, net, was partially offset by a foreign exchange loss of Ps. 166 million in the nine months ended September 30, 2019 as compared to a foreign exchange gain of Ps.52 million in the same period in 2018, as a result of the appreciation of the Mexican peso relative to the U.S. dollar as applied to our U.S. dollar-denominated cash position. In the nine months ended September 30, 2019 we recognized a Ps. 78 million gain in monetary position in hyperinflationary subsidiaries related to our operations in Argentina, as compared to a gain of Ps. 117 million in the same period in 2018, also related to Argentina.

Income Taxes. In the nine months ended September 30, 2019, our effective income tax rate was 27.2% as compared to 30.8% in the same period in 2018. This decrease was driven mainly by the increase in the relative weight of our Mexico operation’s profits in our consolidated results, which have a lower tax rate, coupled with certain tax efficiencies across our operations.

Share of the Loss of Equity Accounted Investees, Net of Taxes. In the nine months ended September 30, 2019, we recorded a loss of Ps. 95 million in the share of the loss of equity accounted investees, net of taxes as compared to a loss of Ps. 161 million in the same period in 2018, mainly due to improvements in the results of our investment in Jugos del Valle.

Net Income (Equity holders of the parent). We reported a net controlling interest income from continuing operations of Ps. 10,095 million in the nine months ended September 30, 2019, as compared to a net controlling interest income of Ps. 7,877 million in the same period in 2018. This was mainly driven by an increase in gross profit coupled with a reduction in our comprehensive financing result and our effective tax rate, as described above.

Results by Consolidated Reporting Segment

Mexico and Central America

Total Revenues. Total revenues in our Mexico and Central America consolidated reporting segment increased by 9.7% to Ps. 81,996 million in the nine months ended September 30, 2019 as compared to the same period in 2018, mainly as a result of an increase in the average price per unit case in the division, volume growth in Central America and the consolidation of our acquisitions of ABASA and Los Volcanes in Guatemala since May 2018.

Total sales volume in our Mexico and Central America consolidated reporting segment remained flat at 1,568 million unit cases in the nine months ended September 30, 2019 as compared to the same period in 2018, mainly as a result of flat volumes in Mexico.

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Sales volume of our sparkling beverage portfolio increased by 1.1% in the nine months ended September 2018 as compared to the same period in 2018, driven by a 1.1% increase in our colas portfolio, and a 1.0% increase in our flavored sparkling beverage portfolio, in each case compared to the nine months ended September 30, 2018. On a comparable basis, sales volume of our sparkling beverage portfolio would have decreased by 0.5% in the nine months ended September 30, 2019 as compared to the same period in 2018. Sales volume of our colas portfolio would have decreased by 0.7% in the nine months ended September 30, 2019 as compared to the same period in 2018, while sales volume of our flavored sparkling beverage portfolio would have risen by 0.4% in the nine months ended September 30, 2019 as compared to the same period in 2018.

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Sales volume of our still beverage portfolio decreased by 0.8% in the nine months ended September 30, 2019 as compared to the same period in 2018, mainly due to a decline in Mexico, which was partially offset by growth in Central America. On a comparable basis, sales volume of our still beverage portfolio would have decreased by 1.2% in the nine months ended September 30, 2019, as compared to the same period in 2018.

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Sales volume of bottled water, excluding bulk water, decreased by 6.6% in the nine months ended September 30, 2019 as compared to the same period in 2018, mainly driven by a decline in Mexico, which was partially offset by growth in Central America. On a comparable basis, sales volume of our bottled water portfolio would have decreased by 7.1% in the nine months ended September 30, 2019 as compared to the same period in 2018, driven by a decline in Mexico.

•	Sales volume of our bulk water portfolio rose 0.7% in the nine months ended September 30, 2019 as compared to the same period in 2018.

Sales volume in Mexico slightly decreased by 0.9% to 1,393.6 million unit cases in the nine months ended September 30, 2019, as compared to 1,406.2 million unit cases in the same period in 2018.

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Sales volume of our sparkling beverage portfolio decreased by 0.7% in the nine months ended September 2018 as compared to the same period in 2018, driven by a 0.9% decrease in our colas portfolio, which was partially offset by a 0.3% increase in sales volume of our flavored sparkling beverage portfolio, in each case as compared to the nine months ended September 30, 2018.

•	Sales volume of our still beverage portfolio decreased by 1.1% in the nine months ended September 30, 2019 as compared to the same period in 2018.

•	Sales volume of bottled water, excluding bulk water, decreased by 8.2% in the nine months ended September 30, 2019 as compared to the same period in 2018.

•	Sales volume of our bulk water portfolio increased by 0.8% in the nine months ended September 30, 2019 as compared to the same period in 2018.

Sales volume in Central America increased by 12.8% to 174.8 million unit cases in the nine months ended September 30, 2019, as compared to 155.0 million unit cases in the same period in 2018, mainly as a result of the acquisitions of ABASA and Los Volcanes in Guatemala.

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Sales volume of our sparkling beverage portfolio increased by 14.4% in the nine months ended September 30, 2019 as compared to the same period in 2018, driven by a 16.7% increase in sales volume of our colas portfolio and a 6.0% increase in sales volume of our flavored sparkling beverage portfolio, in each case as compared to the nine months ended September 30, 2018. On a comparable basis, in the nine months ended September 30, 2019 sales volume of our sparkling beverage portfolio would have increased by 0.5%; sales volume of our colas portfolio would have increased by 0.4%, while sales volume of our flavored sparkling beverage portfolio would have risen by 1.0%, in each case as compared to the same period in 2018.

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Sales volume of our still beverage portfolio increased by 0.6% in the nine months ended September 30, 2019 as compared to the same period in 2018. On a comparable basis, sales volume of our still beverage portfolio would have decreased by 2.2% in the nine months ended September 30, 2019 as compared to the same period in 2018.

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Sales volume of bottled water, excluding bulk water, increased by 9.6% in the nine months ended September 30, 2019 as compared to the same period in 2018. On a comparable basis, sales volume of our bottled water portfolio would have increased by 3.6% in the nine months ended September 30, 2019 as compared to the same period in 2018.

•	Sales volume of our bulk water portfolio declined by 2.9% in the nine months ended September 30, 2019 as compared to the same period in 2018.

Gross Profit. Our gross profit in this consolidated reporting segment increased by 9.5% to Ps. 39,335 million in the nine months ended September 30, 2019 as compared to the same period in 2018; however, gross profit margin decreased by 10 basis points to 48.0% in the nine months ended September 30, 2019 as compared to the same period in 2018. Gross profit margin decreased mainly as a result of increases in concentrate prices in Mexico, an unfavorable currency hedging position and the depreciation of the average exchange rates of the Mexican peso, the Guatemalan quetzal, the Costa Rican colon and the Nicaraguan Cordoba, in each case as applied to our U.S. dollar-denominated raw material costs, which factors were partially offset by our pricing initiatives, more stable sweetener prices, and the decline of PET costs.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment decreased by 140 basis points to 32.5% in the nine months ended September 30, 2019 as compared to the same period in 2018. Administrative and selling expenses, in absolute terms, increased 5.1% in the nine months ended September 30, 2019 as compared to the same period in 2018, driven mainly by maintenance and marketing expenses, which was offset by labor expense efficiencies.

South America

Total Revenues. Total revenues in our South America consolidated reporting segment increased by 8.4% to Ps. 60,508 million in the nine months ended September 30, 2019 as compared to the same period in 2018, mainly as a result of volume growth in Brazil coupled with extraordinary operating revenues related to an entitlement to reclaim tax payments made in prior years in Brazil, the average price per unit case growth across our territories, and the consolidation of our new acquisition in Uruguay, which began on July 1, 2018. These effects were partially offset by volume declines in the rest of our operations and negative translation effects due to the depreciation of the Argentine peso, the Brazilian real, the Colombian peso and the Uruguayan Peso in each case as compared to the Mexican peso. Total revenues for beer amounted to Ps. 10,848 million in the nine months ended September 30, 2019. On a comparable basis, total revenues would have increased by 15.7% in the nine months ended September 30, 2019 as compared to the same period in 2018, driven by volume growth in Brazil and average price per unit case increases in local currencies across our territories.

Total sales volume in our South America consolidated reporting segment increased by 2.5% to 911 million unit cases in the nine months ended September 30, 2019 as compared to the same period in 2018, mainly as a result of volume growth in Brazil and the consolidation of our new acquisition in Uruguay during 2018, which was partially offset by volume decrease in Argentina and Colombia. On a comparable basis, total sales volume would have increased by 4.5% in the nine months ended September 30, 2019 as compared to the same period in 2018, mainly driven by volume growth in Brazil.

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Sales volume of our sparkling beverage portfolio increased by 2.7% in the nine months ended September 30, 2019 as compared to the same period in 2018. On a comparable basis, sales volume of our sparkling beverage portfolio would have increased by 4.4% in the nine months ended September 30, 2019 as compared to the same period in 2018, mainly due to volume growth of our portfolio in Brazil, partially offset by volume decrease in Colombia and Uruguay.

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Sales volume of our still beverage portfolio remained flat in the nine months ended September 30, 2019 as compared to the same period in 2018. On a comparable basis, sales volume of our still beverage portfolio would have increased by 4.8% in the nine months ended September 30, 2019 as compared to the same period in 2018, driven by volume growth in Brazil and Uruguay, which was partially offset by volume decline in Colombia.

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Sales volume of our bottled water category, excluding bulk water, increased by 3.8% in the nine months ended September 30, 2019 as compared to the same period in 2018. On a comparable basis, sales volume of our bottled water category, excluding bulk water, would have increased by 6.7% in the nine months ended September 30, 2019 as compared to the same period in 2018, with volume expansions in Brazil and Uruguay.

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Sales volume of our bulk water portfolio decreased by 2.3% in the nine months ended September 30, 2019 as compared to the same period in 2018. On a comparable basis, sales volume of our bulk water portfolio would have remained flat in the nine months ended September 30, 2019 as compared to the same period in 2018, as growth in Brazil was offset by a decline in Colombia.

Sales volume in Brazil increased by 7.3% to 591 million unit cases in the nine months ended September 30, 2019, as compared to 551 million unit cases during the same period in 2018.

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Sales volume of our sparkling beverage portfolio increased by 6.6% in the nine months ended September 30, 2019 as compared to the same period in 2018, as a result of a 7.0% increase in our colas portfolio, coupled with a 5.4% increase in sales volume of our flavored sparkling beverage portfolio, in each case as compared to the same period in 2018.

•	Sales volume of our still beverage portfolio increased by 12.9% in the nine months ended September 30, 2019 as compared to the same period in 2018.

•	Sales volume of our bottled water, excluding bulk water, increased by 12.9% in the nine months ended September 30, 2019 as compared to the same period in 2018.

•	Sales volume of our bulk water portfolio increased by 9.6% in the nine months ended September 30, 2019 as compared to the same period in 2018.

Sales volume in Colombia decreased by 3.3% to 191.4 million unit cases in the nine months ended September 30, 2019, as compared to 197.9 million unit cases in the same period in 2018.

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Sales volume of our sparkling beverage portfolio decreased by 2.2% in the nine months ended September 30, 2019 as compared to the same period in 2018, mainly driven by a 1.6% decrease in our colas portfolio, coupled with a 6.6% decrease of sales volume of our flavored sparkling beverages portfolio in each case as compared to the same period in 2018.

•	Sales volume of our still beverage portfolio decreased by 15.7%, in the nine months ended September 30, 2019 as compared to the same period in 2018.

•	Sales volume of bottled water, excluding bulk water, decreased by 3.6% in the nine months ended September 30, 2019 as compared to the same period in 2018.

•	Sales volume of our bulk water portfolio decreased by 3.3% in the nine months ended September 30, 2019 as compared to the same period in 2018.

Sales volume in Argentina decreased by 24.2% to 99.3 million unit cases in the nine months ended September 30, 2019, as compared to 131.1 million unit cases in 2018.

•

Sales volume of our sparkling beverage portfolio decreased by 24.8% in the nine months ended September 30, 2019 as compared to the same period in 2018, driven by a decrease in sales volume of our colas portfolio and our flavored sparkling beverage portfolio.

•	Sales volume of our still beverage portfolio decreased by 25.3% in the nine months ended September 30, 2019 as compared to the same period in 2018.

•	Sales volume of bottled water, excluding bulk water, decreased by 20.9% in the nine months ended September 30, 2019 as compared to the same period in 2018.

•	Sales volume of our bulk water portfolio decreased by 15.9% in the nine months ended September 30, 2019 as compared to the same period in 2018.

Sales volume in Uruguay amounted to 9.3 million unit cases in the three months ended September 30, 2019, as compared to 9.4 million unit cases in the same period in 2018. We compare these three-month periods as a result of the consolidation of our acquisition in Uruguay as of July 1, 2018.

Gross Profit. Gross profit in this consolidated reporting segment amounted to Ps. 25,139 million, an increase of 3.8% in the nine months ended September 30, 2019 as compared to the same period in 2018, with a 190 basis point gross margin contraction to 41.5% in the nine months ended September 30, 2019 as compared to the same period in 2018. This increase in gross profit was mainly driven by our revenue management initiatives, a favorable currency hedging position, combined with lower PET prices in the division, and lower sweetener prices mainly in Brazil. These factors were partially offset by higher concentrate costs in Brazil related to the reduction of tax credits on concentrate purchased from the Manaus free trade zone, and the depreciation of the average exchange rate of all our local currencies in the division as applied to our U.S. dollar denominated raw material costs.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment decreased by 90 basis points to 29.4% in the nine months ended September 30, 2019 as compared to the same period in 2018. Administrative and selling expenses, in absolute terms, increased by 5.3% in the nine months ended September 30, 2019 as compared to the same period in 2018, driven mainly by labor and marketing expenses.

Liquidity and Capital Resources

Liquidity. The principal source of our liquidity is cash generated from operations. A significant majority of our sales are on a cash basis with the remainder on a short-term credit basis. We have traditionally been able to rely on cash generated from operations to fund our working capital requirements and our capital expenditures. Our working capital benefits from the fact that most of our sales are made on a cash basis, while we generally pay our suppliers on credit. We have used a combination of borrowings from Mexican and international banks and bond issuances in the Mexican and international capital markets.

Our total indebtedness was Ps. 76,520 million as of September 30, 2019, as compared to Ps. 81,805 million as of December 31, 2018. Short-term debt (including current maturities of long term debt) and long-term debt were Ps. 16,699 million and Ps.59,821 million, respectively, as of September 30, 2019, as compared to Ps. 11,604 million and Ps. 70,201 million, respectively, as of December 31, 2018. Total debt decreased Ps. 5,285 million in 2019, compared to December 31, 2018. As of September 30, 2019, our cash and cash equivalents were Ps. 30,230 million, as compared to Ps. 23,727 million as of December 31, 2018. As of September 30, 2019, our cash and cash equivalents were comprised of 61.2% U.S. dollars, 29.0% Mexican pesos, 25.0% Brazilian reais, 1.0% Argentine pesos, 3.0% Colombian pesos and 3.0% other legal currencies. We believe that these funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.

Future currency devaluations or the imposition of exchange controls in any of the countries where we have operations could have an adverse effect on our financial position and liquidity.

As part of our financing policy, we expect to continue to finance our liquidity needs mainly with cash flows from our operating activities. Nonetheless, as a result of regulations in certain countries where we operate, it may not be beneficial or practicable for us to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls may also increase the real price of remitting cash to fund debt requirements in other countries. In the event that cash in these countries is not sufficient to fund future working capital requirements and capital expenditures, we may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In the future we may finance our working capital and capital expenditure needs with short-term or other borrowings.

We continuously evaluate opportunities to pursue acquisitions or engage in strategic transactions. We would expect to finance any significant future transactions with a combination of any of cash, long-term indebtedness and the issuance of shares of our company.

Our financing, treasury and derivatives policies provide that our finance and planning committee is responsible for determining the company’s overall financial strategy, including the dividends policy, investments of our funds, cash flow and working capital strategies, mergers and acquisitions, debt and equity issuances, repurchases of shares, contract of financial derivative instruments (only for hedging purposes), purchase and lease of assets and indebtedness of the company, among others; which is ultimately approved by our board of directors and implemented by our corporate finance department.

Sources and Uses of Cash. The following table summarizes the sources and uses of cash for the nine months ended September 30, 2019 and 2018, from our consolidated statements of changes in cash flows:

	Nine Months Ended September 30,
	2019	2018
	(in millions)
Net cash flows from operating activities
Continuing operations	Ps. 25,383	Ps. 18,624
Discontinued operations	—	930
Net cash flows used in investing activities(1)
Continuing operations	(6,002)	(12,255)
Discontinued operations	—	(397)
Net cash flows (used in) generated by financing activities
Continuing operations	(12,498)	419
Discontinued operations	—	(138)
Dividends paid	(3,722)	(3,529)
(1) Includes purchases of property, plant and equipment, the payment of the purchase price for our acquisitions of ABASA, Los Volcanes and Monresa in 2018 and investments in other assets.

Contractual Obligations

The table below sets forth our contractual obligations as of September 30, 2019:

	As of September 30, 2019
	Maturity less than 1 year	Maturity 1 –3 years	Maturity 4 –5 years	Maturity in excess of 5 years	Total
	(in millions)
Debt(1)
Mexican pesos	Ps. —	Ps. 3,996	Ps. 7,835	Ps. 17,550	Ps. 29,381
U.S. dollars	9,817	—	17,536	11,791	39,144
Brazilian reais	4,991	230	61	1	5,283
Colombian pesos	1,219	—	—	—	1,219
Argentine pesos	170	—	—	—	170
Uruguayan pesos	502	821	—	—	1,323
Interest Payments on Debt(2)
Mexican pesos	1,410	2,759	1,507	1,722	7,398
U.S. dollars	2,287	4,754	3,506	12,559	23,106
Brazilian reais	41	23	4	—	68
Colombian pesos	30	—	—	—	30
Argentine pesos	72	—	—	—	72
Uruguayan pesos	126	54	—	—	180
Cross Currency Swaps
U.S. dollars to Mexican pesos(3)	(112)	—	(24)	491	355
U.S. dollars to Brazilian reais(4)	(815)	(840)	247	—	(1,408)
Interest Rate Swaps
Brazilian variable interest rate to fixed rate(5)	40	189	—	—	229
Options
U.S. dollars to Mexican pesos(6)	2	—	—	—	2
U.S. dollars to Colombian pesos(7)	(17)	—	—	—	(17)
Forwards
U.S. dollars to Mexican pesos(8)	23	—	—	—	23
U.S. dollars to Brazilian reais(9)	(62)	—	—	—	(62)
U.S. dollars to Colombian pesos(10)	(3)	—	—	—	(3)
U.S. dollars to Argentine pesos(11)	(26)	—	—	—	(26)
U.S. dollars to Uruguayan pesos(12)	(25)	—	—	—	(25)
Commodity Hedge Contracts
Sugar(13)	72	—	—	—	72
Aluminum(14)	33	—	—	—	33
PET resin(15)	75	5	—	—	80
Lease obligations (IFRS 16)	471	716	197	—	—
Expected Benefits to be Paid for Pension and Retirement Plans, Seniority Premiums and Post-employment	373	392	560	1,901	3,226

(1)	Excludes the effect of cross currency swaps.
(2)

Interest was calculated using the contractual debt and nominal interest rates as of September 30, 2019. Liabilities denominated in U.S. dollars were converted to Mexican pesos at an exchange rate of Ps. 19.7420 per U.S. dollar, the exchange rate reported by Banco de México quoted to us by dealers for the settlement of obligations in foreign currencies on September 30, 2019.

(3)

Cross-currency swaps used to convert U.S. dollar-denominated debt into Mexican peso-denominated debt with a notional amount of Ps. 18,458 million. These cross-currency swaps are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of September 30, 2019.

(4)

Cross-currency swaps used to convert U.S. dollar-denominated debt into Brazilian real-denominated debt with a notional amount of Ps. 18,615 million. These cross-currency swaps are considered hedges for accounting purposes and the amounts shown in the table are fair value figures (gain)/loss as of September 30, 2019.

(5)

Reflects the market value as of September 30, 2019 of the interest rate swaps used to hedge Brazilian interest rate variation. These interest rate swaps are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as September 30, 2019.

(6)

Reflects the market value as of September 30, 2019 of a collar option derivative instrument used to hedge against fluctuation in the Mexican peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of September 30, 2019.

(7)

Reflects the market value as of September 30, 2019 of a collar option derivative instrument used to hedge against fluctuation in the Colombian peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of September 30, 2019.

(8)

Reflects the market value as of September 30, 2019 of forward derivative instruments used to hedge against fluctuation in the Mexican peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of September 30, 2019.

(9)

Reflects the market value as of September 30, 2019 of forward derivative instruments used to hedge against fluctuation in the Brazilian real. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of September 30, 2019.

(10)

Reflects the market value as of September 30, 2019 of forward derivative instruments used to hedge against fluctuation in the Colombian peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of September 30, 2019.

(11)

Reflects the market value as of September 30, 2019 of forward derivative instruments used to hedge against fluctuation in the Argentine peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of September 30, 2019.

(12)

Reflects the market value as of September 30, 2019 of forward derivative instruments used to hedge against fluctuation in the Uruguayan peso. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of September 30, 2019.

(13)

Reflects the market value as of September 30, 2019 of futures contracts used to hedge sugar cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of September 30, 2019.

(14)

Reflects the market value as of September 30, 2019 of futures contracts used to hedge aluminum cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of September 30, 2019.

(15)

Reflects the market value as of September 30, 2019 of futures contracts used to hedge PET resin cost. These instruments are considered hedges for accounting purposes. The amounts shown in the table are fair value figures (gain)/loss as of September 30, 2019.

Debt Structure

The following chart sets forth the debt breakdown of our company and its subsidiaries by currency and interest rate type as of September 30, 2019:

Currency	Percentage of Total Debt(1)(2)	Average Nominal Rate(3)	Average Adjusted Rate(1)(4)
Mexican pesos	64.3%	7.6%	8.4%
U.S. dollars	9.0%	4.0%	3.9%
Brazilian reais	23.1%	7.2%	8.3%
Colombian pesos	1.6%	5.2%	5.2%
Argentine pesos	0.2%	65.9%	65.9%
Uruguayan pesos	1.8%	9.7%	9.7%

(1)   Includes the effects of our derivative contracts as of September 30, 2019, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais.

(2)   Due to rounding, these figures may not add up to 100.0%.

(3)   Annual weighted average interest rate per currency as of September 30, 2019.

(4)   Annual weighted average interest rate per currency as of September 30, 2019 after giving effect to interest rate swaps and cross currency swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk,” in our annual report on Form 20-F for the year ended December 31, 2018.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Contingencies

We are subject to various claims and contingencies related to tax, labor and other legal proceedings. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions.

We have various losses related to tax, labor and other legal proceedings. We periodically assess the probability of loss for such contingencies and accrue a provision and/or disclose the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. See note 21 to our Interim Financial Statements and note 25 to our consolidated financial statements as of December 31, 2018. We use outside legal counsel for certain complex legal proceedings. The following table presents the nature and amount of the loss contingencies recorded as of September 30, 2019:

As of September 30, 2019
(in millions)
Tax	Ps. 4,653
Labor	2,332
Legal	942

Total	Ps. 7,927

In recent years, our Mexican subsidiaries have been required to submit certain information to relevant authorities regarding alleged monopolistic practices. See “Item 8. Financial Information—Legal Proceedings—Mexico—Antitrust Matters.” in our annual report on Form 20-F for the year ended December 31, 2018. Such proceedings are a normal occurrence in the beverage industry and we do not expect any significant liability to arise from these contingencies.

As is customary in Brazil, we have been required by the relevant authorities to collateralize tax contingencies currently in litigation amounting to Ps. 8,985 million and Ps. 7,739 million as of September 30, 2019 and December 31, 2018, respectively, by pledging fixed assets, or providing bank guarantees.

In connection with our acquisitions, sellers normally agree to indemnify us against certain contingencies that may arise as a result of the management of the businesses prior to the acquisition, subject to survival provisions and other limitations.

Capital Expenditures

The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated basis and by consolidated reporting segment:

	Nine Months Ended September 30,
	2019	2018
	(in millions )
Mexico and Central America(1)	Ps. 3,698	Ps. 4,420
South America(2)	2,983	2,700
Capital expenditures, net	6,681	7,120

(1)   Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama. Includes capital expenditures of ABASA and Los Volcanes consolidated since May 2018.

(2)   Includes Colombia, Brazil, Argentina and Uruguay. Includes capital expenditures of Monresa consolidated since July 2018.

In 2019 and 2018, we focused our capital expenditures on investments in (i) increasing production capacity; (ii) placing coolers with retailers; (iii) returnable bottles and cases; (iv) improving the efficiency of our distribution infrastructure; and (v) information technology.

We have budgeted approximately U.S.$628 million (Ps. 12,332 million as of September 30, 2019) for our capital expenditures in 2020. Our capital expenditures in 2020 are primarily intended for:

•	investments in production capacity;

•	market investments;

•	returnable bottles and cases;

•	improvements throughout our distribution network; and

•	investments in information technology.

We estimate that of our projected capital expenditures for 2020, approximately 36% will be for our Mexican territories and the remaining will be for our non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2020. Our capital expenditure plan for 2020 may change based on market and other conditions, our results and financial resources.

Historically, The Coca-Cola Company has contributed resources in addition to our own capital expenditures. We generally use these contributions for initiatives that promote volume growth of Coca-Cola trademark beverages, including the placement of coolers with retailers. Such contributions may result in a reduction in our selling expenses line. Contributions by The Coca-Cola Company are made on a discretionary basis. Although we believe that The Coca-Cola Company will make additional contributions in the future to assist our capital expenditure program based on past practice and the benefits to The Coca-Cola Company as owner of the Coca-Cola brands from investments that support the strength of the brands in our territories, we can give no assurance that any such contributions will be made.

Hedging Activities

We hold or enter into derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” in our annual report on Form 20-F for the year ended December 31, 2018.

The following table provides a summary of the fair value of derivative instruments as of September 30, 2019. The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are confirmed by external sources, which generally are also our counterparties to the relevant contracts.

	Fair Value as of September 30, 2019
	Maturity less than 1 year	Maturity 1 –3 years	Maturity 4 –5 years	Maturity in excess of 5 years	Total fair value
	(in millions)
Cross Currency Swaps
U.S. dollars to Mexican pesos	Ps. (112)	Ps. —	Ps. (24)	Ps. 491	Ps. 355
U.S. dollars to Brazilian reais	(815)	(840)	247	—	(1,408)
Interest Rate Swaps
Brazilian variable interest rate to fixed rate	40	189	—	—	229
Options
U.S. dollars to Mexican pesos	2	—	—	—	2
U.S. dollars to Colombian pesos	(17)	—	—	—	(17)
Forwards
U.S. dollars to Mexican pesos	23	—	—	—	23
U.S. dollars to Brazilian reais	(62)	—	—	—	(62)
U.S. dollars to Colombian pesos	(3)	—	—	—	(3)
U.S. dollars to Argentine pesos	(26)	—	—	—	(26)
U.S. dollars to Uruguayan pesos	(25)	—	—	—	(25)
Commodity Hedge Contracts
Sugar	72	—	—	—	72
Aluminum	33	—	—	—	33
PET resin	75	5	—	—	80

RECENT DEVELOPMENTS

The information presented below concerns recent developments since September 30, 2019.

Favorable Resolution of Arbitration in Brazil

On October 31, 2019, the arbitration tribunal in charge of the arbitration proceeding between us and Cervejarias Kaiser Brasil, S.A., a subsidiary of Heineken, N.V. (“Kaiser”), issued an award confirming that the distribution agreement pursuant to which we distribute Kaiser’s portfolio in the country, including Heineken beer, shall continue in full force and effect until and including March 19, 2022.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2019 and for the nine-month periods ended September 30, 2019 and 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2019

Coca-Cola FEMSA, S.A.B. de C.V.

By:	/s/ Constantino Spas Montesinos
Constantino Spas Montesinos
Chief Financial Officer